Priya Kumar | 212 692 6708 | pkumar@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

June 6, 2007
VIA EDGAR TRANSMISSION
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	ProLink Holdings Corp.
Amendment No. 1 to Form SB-2
Filed on May 2, 2007
File Nos. 333-140547 and 333-140582
Dear Ms. Jacobs:
               On behalf of ProLink Holdings Corp. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form SB-2, File No. 333-140547, and Amendment No. 2 to the Company’s Registration Statement on Form SB-2, File No. 333-140582, each as initially filed with the Commission on February 9, 2007 and subsequently amended on May 2, 2007 (together, the “Amendments”). We are delivering clean and marked courtesy copies of the Amendments to you and Maryse Mills-Apenteng of the Commission.
               Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated May 29, 2007. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
               On behalf of the Company, we advise you as follows:
General
1.	Please update the financial statements pursuant to Item 310(g) of Regulation S-B prior to effectiveness.

Response: We have updated the financial statements pursuant to Item 310(g) of Regulation S-B.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Barbara C. Jacobs
June 6, 2007

2.	We note that you have filed a second, separate request for confidential treatment. Please be advised that comments relating to both pending confidential treatment requests must be resolved prior to seeking effectiveness of the above-cited registration statements.
          Response: The Company has withdrawn both of its pending requests for confidential treatment.
Selling Stockholders, page 32
3.	With respect to File No. 333-140582, we note that you have identified Merriman Curhan Ford & Co. as a registered broker-dealer. Please confirm, if true, that the shares held by Merriman were received as compensation for investment banking services.
          Response: The shares held by Merriman were received as compensation for investment banking services. Please see page 40 of Amendment No. 2 to the Company’s Registration Statement on Form SB-2, File No. 333-140582.
4.	We were unable to locate the natural persons disclosure regarding Ashford Capital Partners, Itasca Capital Partners, Lewis Opportunity Fund and LAM Opportunity Fund with regard to File No. 333-140582. Please provide the disclosure requested or advise.
          Response: We have updated the natural person disclosure regarding Ashford Capital Partners, Itasca Capital Partners, Lewis Opportunity Fund and LAM Opportunity Fund. Please see pages 38-40 of Amendment No. 2 to the Company’s Registration Statement on Form SB-2, File No. 333-140582.
5.	Similarly, we note that you have not provided the natural persons disclosure for a large number of selling shareholders with respect to File No. 333-140547. Please provide the disclosure requested or advise.
          Response: We have revised to provide the requested natural persons disclosure. Please see pages 37-40 of Amendment No. 2 to the Company’s Registration Statement on Form SB-2, File No. 333-140547.
Form 10-KSB for the fiscal year ended December 31, 2006
Form 10-QSB for the period ended March 31, 2007
Controls and Procedures
6.	It appears that you continued to have an existing material weakness at the time of filing the Form 10-KSB based on the disclosure in the March 31, 2007 Form 10-QSB; however, this is unclear from the disclosure in the 10-KSB. Please amend the 10-KSB to clarify whether management believes the material weakness identified continued to exist or was effectively addressed with the replacement of the technical accounting staff and the review of your internal control and disclosure processes are being addressed “to eliminate any other existing material weaknesses that may exist” is unclear.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Barbara C. Jacobs
June 6, 2007

          Response: The Company continued to have an existing material weakness at the time of filing the Form 10-KSB for the fiscal year ended December 31, 2006. We have amended the Form 10-QSB for the period ended March 31, 2007 to make clear that the Company replaced its accounting manager with a more advanced technical accounting individual during the first quarter of 2007 and hired a Director of External Reporting in the second quarter of 2007 to address its existing material weakness. The Company expects to remediate its material weakness related to its disclosure controls and procedures by the end of the third quarter of 2007. We believe that the 10-KSB is clear that as a result of the audit process for the period covered by the report, the Company received a number of potential adjusting journal entries indicating that it had an existing material weakness and respectfully submit that an amendment to the 10-KSB is not necessary.
7.	Please disclose who initially discovered the material weakness, the time frame for remediation to the extent known and whether there are any material costs associated with the remediation efforts. It would appear that risk factor disclosure in the above-cited Forms SB-2 regarding the existence of a material weakness is warranted. Please revise accordingly or advise.
          Response: During the audit process by Semple, Marchal & Cooper, LLP for the period covered by the Company’s Form 10-KSB for the fiscal year ended December 31, 2006, the Company received a number of potential adjusting journal entries. Therefore, the Company concluded that it had an existing material weakness. The Company expects to remediate its material weakness related to its disclosure controls and procedures by the end of the third quarter of 2007. The Company does not expect to incur any material cost in connection with the remediation. We have added a risk factor on page 10 of each of the Amendments to address this issue.
8.	You state that you made changes to your internal control over financial reporting “since” the evaluation of the same as of the end of our fourth fiscal quarter. However, the disclosure in response to Item 308(c) in the March 31, 2007 10-QSB clearly states that there were no changes in your internal control over financial reporting that occurred during the first quarter of the current fiscal year. Note that Item 308(c) requires that you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter (or fourth fiscal quarter in the case of an annual report) that materially affected or were reasonably likely to materially affect your internal control over financial reporting. Please revise your documents as appropriate to clarify when the staff replacement occurred. Further, clarify whether any other steps were taken with respect to your internal controls “being addressed”.
          Response: We have amended the Form 10-QSB for the period ended March 31, 2007 to make clear that the Company replaced its accounting manager with a more advanced technical accounting individual during the first quarter of 2007 and hired a Director of External Reporting in the second quarter of 2007 to address its existing material weakness. We have clarified in such amendment that the Company expects to remediate its material weakness related to its disclosure controls and procedures by the end of the third quarter of 2007 and its internal controls by the end of fiscal year 2007.
* * * * * * * *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Barbara C. Jacobs
June 6, 2007

          Please call the undersigned at (212) 935-3000 with any comments or questions regarding the Amendments.

Sincerely,

/s/ Priya Kumar

Priya Kumar

cc:	Maryse Mills-Apenteng
Securities and Exchange Commission

Lawrence D. Bain
Dave M. Gomez
ProLink Holdings Corp.

Kenneth Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.